                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A - 16 AND 15D - 16  OF
                      THE SECURITIES EXCHANGE ACT OF 1934

FOR QUARTER ENDED SEPTEMBER 30, 1998          COMMISSION FILE NUMBER 001-11145

                       BIOVAIL CORPORATION INTERNATIONAL
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000



          INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
           FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                     FORM 20-F  X              FORM 40-F __

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G 3-2 (B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                    YES ___                          NO _X_

                       BIOVAIL CORPORATION INTERNATIONAL
                                QUARTERLY REPORT

                                     INDEX


PART 1.  FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS, SEPTEMBER 30, 1998 AND
     DECEMBER 31, 1997..................................................  3

CONSOLIDATED STATEMENTS OF INCOME
     FOR THE THREE MONTHS AND THE NINE MONTHS ENDED
     SEPTEMBER 30, 1998 AND 1997........................................  4

CONSOLIDATED STATEMENTS OF CASH FLOW
     FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997..............  5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..............................  6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS.......................................... 10

PART II. OTHER INFORMATION.............................................. 14



(ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN U.S. DOLLARS UNLESS
     OTHERWISE STATED.)

                        BIOVAIL CORPORATION INTERNATIONAL
                           CONSOLIDATED BALANCE SHEETS
         (All dollar amounts are expressed in thousands of U.S. dollars)

                                                         SEPTEMBER 30,                       DECEMBER 31,
                                                              1998                               1997
                                                    ------------------------           -------------------------
                                                          (UNAUDITED)
                      ASSETS
Current
  Cash and short-term deposits                                   $   11,892                           $   8,275
  Accounts receivable                                                36,481                              33,114
  Inventories                                                        17,955                              16,609
  Executive loans (Note 3)                                            2,868                               2,933
  Deposits and prepaids                                               2,575                               2,053
                                                    ------------------------           -------------------------
                                                                     71,771                              62,984


Long-term investments (Note 4)                                       10,000                                   -
Fixed assets, net                                                    23,429                              24,172
Other assets, net (Note 5)                                           24,376                               6,583
                                                    ------------------------           -------------------------
                                                                 $  129,576                          $   93,739
                                                    ========================           =========================

                    LIABILITIES
Current
  Bank indebtedness (Note 6)                                     $   10,051                            $      -
  Accounts payable                                                    6,859                               4,579
  Accrued liabilities                                                 4,851                               6,002
  Income taxes payable                                                1,899                               1,013
  Customer prepayments                                                4,836                               1,840
  Current portion of long-term debt                                   1,124                               1,887
                                                    ------------------------           -------------------------
                                                                     29,620                              15,321

Long-term debt (Note 7)                                              14,148                               2,960
                                                    ------------------------           -------------------------
                                                                     43,768                              18,281
                                                    ------------------------           -------------------------
               SHAREHOLDERS' EQUITY
 Share capital (Note 8)                                              20,683                              18,465
 Warrants                                                             8,244                               8,244
 Retained earnings                                                   58,267                              49,709
 Cumulative translation adjustment                                  (1,386)                               (960)
                                                    ------------------------           -------------------------
                                                                     85,808                              75,458
                                                    ------------------------           -------------------------
                                                                 $  129,576                          $   93,739
                                                    ========================           =========================

        The accompanying notes are an integral part of the consolidated financial statements

                        BIOVAIL CORPORATION INTERNATIONAL
                        CONSOLIDATED STATEMENTS OF INCOME
           (All dollar amounts except per share data are expressed in thousands of U.S. dollars)

                                                          THREE MONTHS ENDED              NINE MONTHS ENDED
                                                            SEPTEMBER 30,                   SEPTEMBER 30,
                                                         1998            1997           1998            1997
                                                   ---------------- --------------- ------------- ------------------
REVENUE                                                      (UNAUDITED)                      (UNAUDITED)
   Research and development                               $  8,974        $  4,887      $ 20,927           $  7,046
   Manufacturing                                            16,540                                           38,904
                                                                            10,367        45,303
   Royalty and  licensing                                                                                    10,124
                                                             3,476           5,978         9,905
                                                   ---------------- --------------- ------------- ------------------
                                                            28,990                                           56,074
                                                                            21,232        76,135
                                                   ---------------- --------------- ------------- ------------------

EXPENSES

   Research and development                                                                                  11,452
                                                             4,047           4,893        12,179
   Cost of manufactured goods sold                                                                           11,128
                                                             6,946           2,947        18,956
   Selling, general and administrative                                                                       10,075
                                                             4,067           3,350        12,521
                                                   ---------------- --------------- ------------- ------------------
                                                            15,060                                           32,655
                                                                            11,190        43,656
                                                   ---------------- --------------- ------------- ------------------

OPERATING INCOME                                            13,930          10,042        32,479             23,419

INTEREST INCOME (EXPENSE),  net                                (97)          (142)         (254)              (208)
                                                  --------------  ----------------- ---------------- ---------------
INCOME BEFORE INCOME TAXES                                  13,833           9,900        32,225             23,211

PROVISION FOR INCOME TAXES                                     629             491         1,629              1,174
                                                   ================ =============== ============= ==================
NET INCOME                                                $ 13,204        $  9,409      $ 30,596           $ 22,037
                                                   ================ =============== ============= ==================


EARNINGS PER SHARE  (Note 10 )                            $   0.49        $   0.37      $   1.14           $   0.87
                                                   ================ =============== ============= ==================

WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                              26,899,290     25,447,000     26,899,290         25,447,000
                                                   ================ ============== ============== ==================

         The accompanying notes are an integral part of the consolidated financial statements

                        BIOVAIL CORPORATION INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         (All dollar amounts are expressed in thousands of U.S. dollars)


                                                                               NINE MONTHS ENDED
                                                                                 SEPTEMBER 30
                                                                       1998                        1997
                                                                 ------------------          ------------------
NET INFLOW (OUTFLOW) OF CASH RELATED                                              (UNAUDITED)
  TO THE FOLLOWING ACTIVITIES

OPERATING

  Net income for the period                                             $   30,595                  $   22,037
  Depreciation and amortization                                              3,534                       2,188
                                                                ------------------          ------------------
                                                                            34,129                      24,225
  Change in non-cash operating items  (Note 2)
                                                                              (804)                    (30,952)
                                                                ------------------          ------------------

                                                                            33,325                     (6,727)
                                                                ------------------          ------------------
INVESTING


  Acquisition of royalty interest  (Note 5)                                (15,000)                           -
  Long-term investments  (Note 4)                                          (10,000)                           -
  Additions to fixed assets, net                                            (2,505)                     (2,005)
  Executive loans   (Note 3)                                                    66                        (389)
  Increase in other assets                                                  (4,165)                       (250)
                                                                ------------------          ------------------
                                                                           (31,604)                     (2,644)
                                                                ------------------          ------------------

FINANCING

  Increase in long-term debt     (Note 7)                                   19,141                         387
  Reduction in long-term debt  (Note 7)                                     (8,455)                     (1,919)
  Issuance of share capital                                                  3,776                         708
  Stock repurchase program  (Note 8)                                       (22,598)                          -
                                                               -------------------         ------------------
                                                                            (8,136)                      (824)
                                                               -------------------         ------------------

EFFECT OF EXCHANGE RATE
   CHANGES ON CASH                                                             (19)                        (39)
                                                                ------------------          ------------------

INCREASE (DECREASE) IN CASH                                                 (6,434)                    (10,234)

CASH,  BEGINNING OF PERIOD                                                   8,275                       4,526
                                                                ------------------          ------------------
CASH,  END OF PERIOD                                                     $   1,841                 $   (5,708)
                                                                ==================          ==================

REPRESENTED BY
  Cash and short-term deposits                                          $   11,892                   $   4,409
  Bank indebtedness  (Note 6)                                              (10,051)                    (10,117)
                                                                ------------------          ------------------
                                                                         $   1,841                 $   (5,708)
                                                                ==================          ==================

         The accompanying notes are an integral part of the consolidated financial statements

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S
                                    DOLLARS)
                                   (UNAUDITED)



1.       SIGNIFICANT ACCOUNTING POLICIES


         Biovail Corporation International (the "Company"), was amalgamated effective March 29, 1994, under the laws of the province of Ontario. The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. There were no material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States in the reporting periods except for those described in Note 8.

         1997 Figures

          Certain of the 1997 figures have been reclassified to conform to the 1998 presentation.

         For a full description of the other accounting policies of the Company, reference is made to the Annual Report on Form 20-F for the year ended December 31, 1997.

         In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the period presented have been made and all such adjustments are of a normal recurring nature.


2.       CHANGE IN NON-CASH OPERATING WORKING CAPITAL

                                                                        Nine Months ended September 30,
                                                                                 (In Thousands)
                                                               --------------------------------------------------
                                                                       1998                          1997
                                                               ---------------------          -------------------
        Accounts receivable                                                $  (3,658)                   $ (23,159)
        Inventories                                                           (1,462)                      (7,727)
        Deposits and prepaid expenses                                           (521)                      (1,035)
        Accounts payable and accrued liabilities                               1,033                        6,071
        Income taxes payable                                                     809                         (247)
        Customer prepayments                                                   2,995                       (4,855)
                                                                ====================           ==================
                                                                           $    (804)                   $ (30,952)
                                                                ====================           ==================


  3.     EXECUTIVE  LOANS

         Executive loans as at September 30, 1998 consist of Executive Stock Purchase Plan ("ESPP") loans of $2,868,000 made to finance the acquisition of shares of the Company on the open market by executive officers. The loans are secured by the shares of the Company owned by the executive officers, bear interest at 1/4% over the bank prime rate, and are due on December 1, 1998.


4.       LONG-TERM INVESTMENTS

         In March, 1998, the Company made a $7,500,000 investment in a marketable securities fund for a term of two years. The fair value of the investment at September 30, 1998, was $9,276,000.

         In July, 1998, in connection with the acquisition from Celgene Corporation ("Celgene") of Canadian marketing and distribution rights in respect to immediate release and pulse release formulations of products containing d-methylphenidate hydrochloride, the Company made a $2,500,000 investment in common shares of Celgene, the supplier of the product. The fair value of the investment at September 30, 1998 was $1,959,000.

         The above investments are carried at cost, less any provision which may be required to recognize a permanent decline in value.


5.       OTHER ASSETS

         In March, 1998, the Company completed the acquisition of the royalty interest of Galephar Puerto Rico, Inc., Limited ("Galephar") in certain of the Company's products. The Company paid $15,000,000 to Galephar in full satisfaction of the Company's royalty obligation on the sales of Tiazac(R) and the Company's generic controlled release version of Cardizem CD in the United States and Canada.

         In September 1998 the Company acquired from Centocor, Inc. the exclusive distribution rights in Canada for Retavase for $4,000,000.


6.       BANK INDEBTEDNESS

         At September 30, 1998 the Company had available lines of credit of $55,000,000 with a Canadian chartered bank. At that date, $8,000,000 under a term line and $10,051,000 of short-term indebtedness was outstanding.


7.       LONG-TERM DEBT

         In March, 1998, the Company utilized a $15,000,000 revolving term bank loan to acquire the royalty interest of Galephar (See Note 5). In September, 1998 $4,000,000 under the revolving loan was used for the purchase of the distribution rights for Retavase (See Note 5). The loan is secured by a general security agreement bearing interest at the bank's London Interbank Offer Rate ("LIBOR"), plus 1 1/2%. The Company may make repayments on the loan at any time and in June, 1998, repaid $7,000,000 of the revolving term bank loan.

8.       SHARE CAPITAL

         On August 17, 1998, the Company announced the implementation of a Stock Repurchase Program under which the Company may repurchase up to 5% of its issued and outstanding stock. As of September 30, 1998, 716,500 shares had been repurchased under this plan at a cost of $22,598,000. The excess cost of $21,039,000 of the common shares acquired over the stated capital thereof has been charged to retained earnings.


9.       LITIGATION

         From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the Company's filing of its ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA's approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. The Company is currently litigating a number of such actions and the Company is vigorously defending these suits by denying infringement of the patents and has or will be asserting counterclaims seeking damages for violation of the anti-trust laws of the U.S. and for tortious interference with the Company's prospective business advantage. While the Company is not currently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in aggregate, will have a material adverse effect on its financial position, results of operations or cash flows.


10.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Cdn. GAAP") which differ in certain respects from those applicable in the United States ("U.S. GAAP"). The material differences as they apply to the Company's financial statements are as follows:

a)       Reconciliation of net income under Cdn. and U.S. GAAP

                                                                            NINE MONTHS ENDED SEPTEMBER 30
                                                                         (IN THOUSANDS EXCEPT PER SHARE DATA)
                                                                               1998                       1997
                                                                               ----                       ----
        Net income under Cdn. GAAP...........................                    $  30,596                  $  22,037
        U.S  GAAP adjustments:
             Collection of warrant subscription
             Receivable......................................                       (958)                        (693)
                                                                          ----------------         ------------------
                                                                                 $  29,638                  $  21,344
                                                                          ================          =================
        Earnings per share under U.S. GAAP
             Basic                                                                $   1.10                  $    0.84
             Diluted                                                              $   1.09                  $    0.79
        Weighted average number of common shares
             Outstanding under U.S. GAAP
             Basic...........................................                       26,889                     25,447
             Diluted.........................................                       27,239                     26,903

b)      The components of shareholders' equity under U.S. GAAP are as follows:


                                                                                SEPTEMBER 30,             DECEMBER 31,
                                                                                    1998                      1997
                                                                                    ----                      ----
        Share Capital........................................                   $   20,683                 $   18,465
        Warrants.............................................                        8,244                      8,244
        Warrants subscription receivable, net................                       (6,536)                    (7,494)
        Retained earnings....................................                       64,803                     57,203
        Cumulative translation adjustment....................                       (1,386)                     (960)
        Unrealized holding gain- long term
           investments (Note 4)..............................                        1,235                          0

                                                                         -----------------         ------------------
                                                                                 $  87,043                 $   75,458
                                                                         =================         ==================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                 OPERATIONS
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)


OVERVIEW

Biovail Corporation International ("Biovail" or the "Company") derives its revenues from (i) developing and licensing oral controlled release products using its proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers; and (iii) providing pharmaceutical contract research services to third parties.

RESULTS OF OPERATIONS

Revenues for the first nine months of 1998 were $76,135,000 compared with $56,074,000 in 1997. This increase was primarily due to increased research and
development and manufacturing revenues.   Net income increased 39% to
$30,596,000, or $01.14 per share, in the first nine months of 1998 compared with net income of $22,037,000 or $0.87 per share in 1997.

Research and development revenue from third-party customers was $20,927,000 in the first nine months of 1998, compared to $7,046,000 in 1997. The increase in research and development revenue was due to product development activities undertaken on behalf of Teva Pharmaceuticals ("Teva") and Intelligent Polymers Limited ("IPL"). Research and development expenses for the first nine months of 1998 were $12,179,000 as compared to $11,452,000 in 1997. The increased spending over 1997 reflects the Company's higher level of research and development activity for third party customers.

Manufacturing revenues for the first nine months of 1998 were $45,303,000
compared to $38,904,000 in 1997.   In 1998 revenues were generated primarily on
sales of Tiazac(R) to Forest Laboratories ("Forest") for the U.S. market, Canadian market sales of Tiazac(R) by the Company's subsidiary, Crystaal Corporation ("Crystaal"), and the shipment of product to Teva in the first quarter. The cost of manufactured goods increased to 42% of revenue in the first nine months of 1998 as compared to 29% in 1997. This cost increase is primarily from the one time contractual price reduction to Forest of approximately 25% which occurred in the second quarter of 1997.

Royalty and licensing revenue, net of related expenses, totaled $9,905,000 in the first nine months of 1998, compared to $10,124,000 in 1997. The 1998 period was favourably impacted by royalties on higher trade sales of Tiazac in the U.S. market and the elimination of a royalty obligation of Biovail to Galephar on sales of Tiazac(R) in the U.S. and Canada. Royalty and licensing revenues in 1998 were adversely impacted by the amortization expense related to the elimination of the royalty obligation, and by a reduction in royalties on sales of Oruvail in the U.S. due to the introduction of a competing generic product.

Selling, general and administrative expenses increased to $12,521,000 in the first nine months of 1998, compared to $10,075,000 in 1997. The increase primarily stems from increased sales and marketing expenses related to the launch of Tiazac(R) in Canada, the registration costs associated with Tiazac(R) in European markets, and the hiring of key management personnel.

Operating income of $32,479,000 was achieved in the first nine months of 1998 compared to operating income of $23,419,000 in 1997. Canadian operations (including Crystaal, manufacturing and contract research facilities, research and development and corporate administrative functions), incurred operating losses of $9,725,000 in the first nine months of 1998 compared to $1,355,000 in
1997.   The lower level of Canadian losses for the first nine months of 1997 was due primarily to the significant revenues generated from Canadian launch shipments of Tiazac(R) in May, 1997.

Operating income of $3,097,000 and $3,203,000 in each of the 1998 and 1997 periods respectively was earned by the Company's subsidiary in Switzerland through royalties earned on Biovail products excluding Tiazac(R). Operations in Barbados and Puerto Rico contributed operating income of $39,107,000 in the first nine months of 1998 compared to $21,571,000 in 1997. The increase in operating income in Barbados and Puerto Rico was due primarily to third party product development and manufacturing sales activities.

Net interest expense was $254,000 in the first nine months of 1998 compared to $208,000 in 1997.

Income taxes in the first nine months of 1998 were $1,629,000 compared to $1,174,000 in 1997. The tax provisions are reflective of the geographic sources of income at appropriate rates.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 1998, the Company's working capital was $42,151,000 compared to $47,663,000 at December 31, 1997.

The Company had positive cash flow from operations of $33,325,000 for the nine months ended September 30, 1998 compared to a cash flow deficiency of $6,727,000 in 1997.

Net income before depreciation and amortization charges was $34,129,000 for the nine month period in 1998 compared with $24,225,000 in 1997. Approximately $804,000 was required in 1998 to fund increases in accounts receivable and inventories in excess of accounts payable and customer prepayments. For the comparable 1997 period, non-cash working capital requirements were $30,952,000. This was due to an increase in accounts receivable related to the launch of Tiazac(R) in Canada, amounts owing from IPL related to research and development activities and a technology transfer fee, and an increase in inventories related to raw materials for Tiazac(R) and generic product forecast requirements.

Investing activities in the first nine months included the acquisition of the royalty interest from Galephar for $15,000,000, and long-term investments of $10,000,000. In the 1998 period, the Company acquired from Centocor, Inc., at a cost of $4,000,000, the exclusive distribution rights in Canada for Retavase. Additions to fixed assets in 1998 were $2,505,000. In the comparable 1997 period investing activities totalled $2,644,000 of which the majority related to fixed assets.

Net cash used for financing activities was $8,136,000 in the first nine months of 1998 compared to $824,000 in 1997. The 1998 cash requirement reflects the open-market purchases of 716,500 common shares of the Company for an aggregate cost of $22,598,000, offset by a net increase in long-term debt of $10,686,000 and $3,776,000 received from the issuance of common shares on the exercise of stock options. In the comparable period in 1997, cash utilization was as a result of net long-term debt repayments of $1,532,000 offset by proceeds of $708,000 received from the issuance of common shares on the exercise of stock options.

Exchange rate changes on foreign cash balances resulted in a decrease in cash of $19,000 in the first nine months of 1998 compared to a reduction of cash of $39,000 in 1997.

As a result of the foregoing, the Company's cash position net of bank indebtedness as at September 30, 1998 was $1,841,000 compared to a cash deficit of $5,708,000 at September 30, 1997.

The Company's total long-term debt (including current portions thereof) was $15,272,000 as at September 30, 1998 compared to $4,847,000 at December 31, 1997. The Company has available lines of credit aggregating $55,000,000. As of September 30, 1998, $8,000,000, related to the acquisition of the Galephar royalty obligation buy back and $10,051,000 of short-term indebtedness, was outstanding under these lines of credit.

The Company believes it has adequate capital and sources of short-term financing to support its ongoing operational requirements. Furthermore, the Company believes it will be able to obtain long-term capital, if necessary, to support its growth objectives. There can be no assurance, however, that these financial resources will be available on acceptable terms and will be sufficient to sustain the Company's longer term growth objectives.

The Company and its subsidiaries generate revenue and expenses primarily in U.S. and Canadian dollars. In the first nine months of 1998, revenue was generated in the following proportions: 90% in U.S. dollars, 9% in Canadian dollars and 1% in other currencies. In addition, expenses were incurred in the following proportions:71% in U.S. dollars, and 29% in Canadian dollars. The Company does not believe that its exposure to foreign currency exchange risk is significant because of the relatively minor, and diminishing, proportion of Canadian dollar to U.S. dollar denominated transactions. The Company has not historically utilized foreign currency hedging instructions.

Inflation has not had a material impact on the Company's operations.

YEAR 2000 COMPLIANCE.

The Company is currently in the process of identifying potential Year 2000 readiness issues associated with its systems and its suppliers' products, services, systems and operations, and expects to complete this process by mid-1999. As part of its Year 2000 compliance program, the Company has purchased and is in the process of implementing enterprise-wide business application software that has been represented to the Company by the vendor to be Year 2000 compliant. These systems are expected to be fully functional by early 1999. The Company is also assembling a Year 2000 project team to deal with the remaining issues, such as building environmental systems, phone, fax and desktop computers. The Company's goal is to perform testing for these systems including simulating system dates prior to, during and after the century change. This effort is scheduled to be complete by mid-1999. The Company expects that the cash cost of achieving Year 2000 compliance will be approximately $500,000.

Biovail's customers and suppliers may not have management information systems that are Year 2000 compliant or may not have completed required system modifications by the Year 2000. Failure to be Year 2000 compliant could have a material adverse effect on the Company's results of operations, business, prospects and financial condition. The Company is currently in the process of developing a contingency plan, which it expects to complete by mid-1999, to address the prospect of customers and/or suppliers not being Year 2000 compliant.

                       BIOVAIL CORPORATION INTERNATIONAL
                          PART II - OTHER INFORMATION


1.   OPERATIONAL INFORMATION

     The press releases issued by the Company in the 1998 third quarter are attached as the following exhibits:

           a) On July 21, 1998, the Company announced that it had received FDA approval for generic Trental

           b) On July 28, 1998 the Company reported record 1998 Second Quarter Financial Results.

           c)    On August 17, 1998, the Company announced Stock-
                 Repurchase Program.

           d) On September 15, 1998, the Company announced that it will market Retavase(TM) in Canada.

           e) On October 29, 1998, Biovail reported record 1998 Third Quarter Financial Results.

2.    LEGAL PROCEEDINGS

      For detailed information concerning legal proceedings, reference is made to Note 8 in the financial statement contained as part hereof and to the Annual Report on Form 20-F for the year ended December 31, 1997.

3.    THIRD QUARTER REPORT TO SHAREHOLDERS

      The Third Quarter Report to Shareholders is attached as Exhibit F.



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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     Biovail Corporation International





November 30, 1998               By  /s/ Kenneth G. Howling
                                Kenneth G. Howling
                                Vice President, Finance and
                                Chief Financial Officer





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


                  EXHIBITS FOR THE THIRD QUARTER 6-K FOR 1998








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